FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2005

VIDÉOTRON LTÉE
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	____X_____	Form 40-F	_________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	__________	No	____X____

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

VIDÉOTRON LTÉE

Filed in this Form 6-K

Documents index

1-	Press release dated June 14, 2005.

Isabelle Dessureault General Manager, Communications Telephone: (514) 380-7501
PRESS RELEASE	For immediate release

Increased operational flexibility

Vidéotron and unions agree

to extend contracts

to 2009, 2010 and 2011

(Montréal, June 14, 2005) Vidéotron management welcomes the decision by its unionized employees to accept the agreement in principle reached last week by the Company and the executives of its unions. At general meetings, employees voted by wide majorities to approve the agreement.

The agreement extends the collective agreements to December 31, 2009 in the Montréal and Québec City areas, January 31, 2010 in Saguenay Lac St-Jean, and August 31, 2011 in Gatineau.

In the bargaining talks with the unions, Vidéotron management sought the increased operational flexibility the Company needs in order to make new investments, particularly in network modernization and new products such as the recently launched cable telephone service. Vidéotron’s move into this promising market is already generating positive impacts. As a result of the product’s success, the Company needs to respond to strong consumer demand.

Under the agreement, the salaries of all unionized employees will be increased by 2.5% on January 1 of each of the three additional years of the renewed contracts (starting 2007).

“Our employees are a key factor in our growth,” said Robert Dépatie, President and Chief Executive Officer of Vidéotron. “We are therefore very pleased that we have reached a negotiated settlement with the unions. This agreement will make us still more competitive in the marketplace and help us deliver the best possible customer experience. By investing for sustained, sustainable growth, Vidéotron is generating positive results for its employees, customers and shareholders.”

Vidéotron ltée (www.videotron.com), a wholly-owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services and residential telephone service. Vidéotron is a leader in new technologies with its illico interactive television system and its broadband network, which supports high-speed cable Internet access, analog and digital cable television, and other services. Vidéotron serves 1,455,000 cable television customers in Québec; including over 355,000 illico subscribers. Vidéotron is also the Québec leader in high-speed Internet access, with 552,000 subscribers to its cable modem and dial-up services. On April 30, 2005, Vidéotron counted more than 23,000 customers for its residential telephone service in South Shore Montréal and Laval.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDÉOTRON LTÉE

/S/ Claudine Tremblay

_________________________________

By:	Claudine Tremblay
Assistant Secretary

Date:	June 14, 2005